Exhibit 99.44

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH PERIOD ENDED FEBRUARY 28, 2019

The following Management’s Discussion and Analysis, or MD&A, provides Management’s comments on the financial position and results of operations of Theratechnologies Inc., on a consolidated basis, for the three-month period ended February 28, 2019 as compared to the three-month period ended February 28, 2018. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated April 2, 2019, was approved by our Audit Committee on April 3, 2019, and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at February 28, 2019, or Interim Financial Statements, as well as the MD&A and audited annual consolidated financial statements, including the notes thereto, as at November 30, 2018. The Interim Financial Statements for the three-period ended February 28, 2019 have not been reviewed by our auditors.

Except as otherwise indicated, the financial information contained in this MD&A and in our audited consolidated financial statements has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Since the end of the fourth quarter of 2018, the Company’s reporting currency is the United States dollar, or USD. All monetary amounts set forth in this MD&A and the Interim Financial Statements and the notes thereto are expressed in USD for reporting purposes. The average and closing exchange rates for the first quarter of fiscal 2019 (USD equivalents of 1 CAD) were 0.7509 and 0.7598 respectively, compared to 0.7940 and 0.7794 for the first quarter of fiscal 2018. References to $ and US$ are to USD and references to CA$ are to CAD.

In this MD&A, the use of EGRIFTA® refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and Trogarzo® (ibalizumab-uiyk) injection refers to ibalizumab for the treatment of multidrug resistant HIV-1 infected patients.

Business Overview

We are a specialty pharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV.

Our business strategy is to grow revenues from our existing and future assets in North America and Europe and to build a portfolio of complementary products, compatible with our expertise in drug development and the commercialisation know-how.

Our first product, EGRIFTA® (tesamorelin for injection), was approved by the United States Food and Drug Administration, or FDA, in November 2010, by Health Canada in March 2015, and by COFEPRIS, Mexico’s health agency, in March 2016. It is, to date, the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. We have established an integrated commercial platform to market EGRIFTA® in the United States and Canada.

Theratechnologies Inc.

2015 Peel, 5th Floor

Montreal, Quebec H3A 1T8

In March 2016, we entered into an agreement with TaiMed Biologics, Inc., or TaiMed, to acquire the commercial rights to Trogarzo® for the United States and Canada, or TaiMed Agreement. In March 2017, the TaiMed Agreement was amended to include the commercial rights to ibalizumab in the European Union countries and in other countries such as Israel, Norway, Russia and Switzerland.

Trogarzo® is a humanized monoclonal antibody and is indicated for the treatment of human immunodeficiency virus type 1, or HIV-1, infection in heavily treatment-experienced adults with multidrug resistant, or MDR, HIV-1 infection failing their current antiretroviral regimen. Trogarzo® was approved by the FDA on March 6, 2018 and has been commercially available since April 30, 2018 in the United States.

Since the second half of fiscal 2017, we have been working on building the foundation for ibalizumab in Europe to achieve marketing approval. The application for marketing authorization was filed with the European Medicines Agency, or EMA, on August 27, 2018.

In February 2019, the Company became involved in the development of oncology products as a result of the acquisition of Katana Biopharma Inc., or Katana.

Fiscal 2019 Business Plan Update

Consolidated revenue for the three-month period ended February 28, 2019 was $15,096,000 (CAD 20,103,000) compared to $8,113,000 (CAD 10,218,000) for the same period ended February 28, 2018, representing an increase of 86.1%.

For the first quarter of 2019, sales of EGRIFTA® were $8,962,000 (CAD 11,935,000) compared to or $8,113,000 (CAD 10,218,000) for the same period last year, representing an increase of 10.5%.

For the three-month period ended February 28, 2019, sales of Trogarzo® reached $6,134,000 (CAD 8,169,000) while they amounted to $4,250,000 (CAD 5,561,000) for the fourth quarter of 2018 representing an increase of 44.3% from the previous quarter in US dollars. Approved in the United States on March 6, 2018, Trogarzo® has been commercially available since April 30, 2018. Trogarzo® is increasingly contributing to revenue growth and financial results.

Access to Trogarzo® is, as of the date hereof, available to the vast majority of covered lives in the United States. Some 87% of covered lives in the United States have access to Trogarzo®.

On January 1st, 2019, a specific “J-Code”, came into effect. The new J-1746 code was issued by the Centers for Medicare and Medicaid Services as part of the Healthcare Common Procedure Coding System (HCPCS) for reporting medical procedures and services.

As the organization continues to build the United States market for Trogarzo®, the European filing continues to progress.

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The marketing authorization application to the EMA was filed on August 27, 2018 after being informed by the EMA that the Pediatric Investigation Plan for Trogarzo® was not required before filing. On September 13, 2018, the EMA confirmed the validity of the application. As announced on March 5, 2019, Trogarzo® will be reviewed on April 11, 2019 by the Scientific Advisory Group HIV/Viral Diseases, or SAG, of the Committee for Medicinal Products for Human use, or CHMP, in Europe.

The Company expects a recommendation from the CHMP in the first half of 2019 based on a standard review procedure.

On March 20, 2019, we announced that the Wuxi Biologics facilities, set to manufacture Trogarzo® for the European market, had received the required Good Manufacturing Practice certificates from the EMA. Facilities in Wuxi City, China and Shanghai, China, were both certified by the EMA following thorough inspections in January 2019.

On February 25, 2019, the Company announced the acquisition of Katana, a company founded by scientists who developed a technology platform using peptides as a vehicle to specifically deliver cytotoxic agents to sortilin receptors, which are overexpressed on cancer cells. Pre-clinical results obtained so far with the platform show promise in the targeted treatment of various cancer types. Our goal is to advance programs in two indications (ovarian and triple-negative breast cancer) as quickly as possible to enter human clinical trials in late 2020, and obtain proof of concept results approximately twelve months later. See Note 6 to the Interim Financial Statements.

On April 1, 2019, the Company announced that top-line results, from a study funded by the National Institutes of Health led by Dr. Steve Grinspoon and conducted at the Massachusetts General Hospital and Harvard Medical School and the National Institutes of Health, concluded that tesamorelin significantly reduces liver fat in HIV patients with Non Alcoholic Fatty Liver Disease (NAFLD) which was the primary endpoint of the study.

Taking into account the various elements previously described, Adjusted EBITDA in the first quarter of fiscal 2019 was $1,521,000 (CAD 2,026,000) compared to $(1,605,000) (CAD 2,056,000) in the first quarter of fiscal 2018. We use adjusted EBITDA to measure cash flow generation. See “Non-IFRS Financial Measures” below.

At the end of the first quarter 2019, we had a strong cash position of $53,873,000.

Revenue

(in thousands of US dollars)	Q1 2019	Q1 2018
EGRIFTA® net sales	8,962	8,113
Trogarzo® net sales	6,134	—

Revenue	15,096	8,113

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Consolidated revenue for the three-month period ended February 28, 2019 was $15,096,000 compared to $8,113,000 for the same period ended February 28, 2018.

Revenue generated from net sales increased by 86% in the first quarter of 2019 compared to the comparable period in fiscal 2018, due to the introduction of Trogarzo® in the United States and higher unit volumes and prices for EGRIFTA®.

Cost of Sales

For the three months ended February 28, 2019, cost of sales was $6,065,000 compared to $1,704,000 in the comparable period of fiscal 2018. Cost of goods sold was $4,810,000 in the first quarter of 2019 compared to $941,000 for the same quarter the previous year. The increase in cost of goods sold is mainly due to the introduction of Trogarzo®. Cost of sales also include production-related costs which amounted to $34,000 in the first quarter of 2019, compared to $(127,000), which were mainly due to a reversal of inventory write-downs.

Prior to the third quarter of 2018, cost of sales included royalties due under the terms of an agreement terminating our collaboration and licensing agreement with EMD Serono Inc., or EMD Serono. In the first quarter of 2018, royalties paid to EMD Serono amounted to $890,000. In June 2018, we made a full and final payment of US$23,850,000 to EMD Serono which enabled Theratechnologies to realize savings from a reduction of future payment obligations including royalty payments.

The payment in connection with the settlement of the future royalty obligation has been accounted as “Other asset” on the consolidated statement of the financial position. Consequently, during the first quarter of 2019, an amortization of $1,221,000 has been recorded in relation to this transaction.

R&D Expenses

R&D expenses amounted to $2,527,000 in the three-month period ended February 28, 2019 compared to $1,904,000 for the same period in 2018. The increase is largely due to regulatory activities in Europe including the inspection of the Wuxi facilities in China. The increase was partially offset by the decision of the FDA to release Theratechnologies from its last post-approval commitments relating to EGRIFTA®.

R&D expenses also included medical affairs initiatives aimed at raising awareness among physicians and nurses who interact with patients living with MDR HIV-1 and lipodystrophy, in addition to regulatory affairs activities, such as handling of the European filing of Trogarzo® and quality assurance.

Selling and Market Development Expenses

Selling and market development expenses amounted to $5,448,000 for the first quarter of 2019, which includes the cost related to the US-based sales force. This compares to $5,314,000 for the same three-month period last year.

The amortization of the intangible asset value established for the EGRIFTA® and Trogarzo® commercialization rights is also included in selling and market development expenses. As such, we recorded an expense of $488,000 for the first quarter of Fiscal 2019 compared to $378,000 for the same quarter last year.

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General and Administrative Expenses

General and administrative expenses amounted to $1,516,000 in the three months ended February 28, 2019 compared to $1,202,000 after the first quarter of 2018. The increase is mainly associated with business growth and various initiatives related to our preparatory work in Europe.

The grant of stock options to members of the Company’s board of directors, as part of their annual compensation, resulted in a non-cash expense in the first quarter of 2019. In fiscal 2018, the stock option grant was made in the second quarter.

Finance Income

Finance income, consisting of interest income, amounted to $335,000 during the first quarter of 2019 compared to $80,000 in the first quarter of last year. Higher finance income is related to the interest on our higher liquidity position.

Finance Costs

Finance costs for the three months ended February 28, 2019 were $1,103,000 compared to $156,000 for the comparable period of 2018. Finance costs in the first quarter of 2019 mostly represent interest of $812,000 on the senior convertible notes issued in June 2019, compared to nil for the same period of last year.

Finance costs also included accretion expense, which was $357,000 for the first quarter of 2019 compared to $224,000 for the same period last year. In the first quarter of 2019, the accretion expense was mainly associated with the senior convertible notes, or Offering. Previously, accretion expense related to the long-term obligation with EMD Serono, which was settled during the third quarter of 2018.

Adjusted EBITDA

For the reasons noted above, Adjusted EBITDA was $1,521,000 for the first quarter of 2019 compared to $(1,605,000) for the same period of 2018. See “Non-IFRS Financial Measures” below.

Net Loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $1,228,000 or $0.02 per share in the first three months of fiscal 2019 compared to a net loss of $2,087,000 or $0.03 per share for the same period last year.

Financial Position

For the three-month period ended February 28, 2019, cash flow from operating activities was $2,328,000 compared to a use of $288,000 for the first quarter of 2018. The improvement in cash flow can be attributed to the launch of Trogarzo®.

During the first quarter of 2019, we used $1,979,000 towards the acquisition of Katana and $476,000 in leasehold improvements required in light of the general development of the business.

As at February 28, 2019, cash, bonds and money market funds amounted to $53,873,000 (CAD $70,902,000).

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Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the last eight quarters.

(In thousands of US dollars, except per share amounts)

	2019				2018			2017
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	15,096	13,983	13,523	9,598	8,113	10,034	8,718	7,432
Operating expenses
Cost of sales
Cost of goods sold	4,810	3,516	3,325	1,594	941	1,110	1,037	874
Other production-related costs	34	14	91	127	(127)	816	170	(93)
Royalties	—	—	—	450	890	881	860	733
Amortization of other asset	1,221	1,221	1,221	—	—	—	—	—
R&D	2,527	2,063	2,130	1,897	1,904	2,465	2,400	2,711
Selling and market development	5,448	5,233	5,189	5,957	5,314	6,361	5,498	5,337
General and administrative	1,516	1,865	1,482	1,279	1,202	1,268	1,005	1,261

Total operating expenses	15,556	13,912	13,438	11,304	10,124	12,901	10,970	10,823

Finance income	335	276	175	77	80	75	74	62
Finance costs	(1,103)	(1,330)	(1,247)	(283)	(156)	(559)	(82)	(3,428)

Net (loss) profit	(1,228)	(983)	282	(1,912)	(2,087)	(3,351)	(2,260)	(6,757)

Basic and diluted (loss) earnings per share	(0.02)	(0.01)	0.00	(0.03)	(0.03)	(0.04)	(0.03)	(0.09)

Factors Affecting the Variability of Quarterly Results

Results for the first quarter of 2019 reflect the increasing contribution of Trogarzo® beginning May 2018.

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The issuance of common share purchase warrants in 2015 had a significant effect on quarterly earnings. Variations in the fair value of the warrant liability, a non-cash item, resulted in the following gains and losses: 2018 – No impact as all broker warrants were exercised in Q3 2017; in 2017 – (Q2) a loss of $2,983,000, (Q3) a loss of $564,000, (Q4) no impact.

There are quarter-over-quarter variations in net sales revenue, principally due to changes in distributor inventory levels with some additional impact from time to time related to average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans.

In the second quarter of fiscal 2017, the Company undertook a major expansion of its U.S. sales organization and added staffing to its medical science liaison and managed markets groups in order to cover additional territories and prepare the launch of Trogarzo® in the United States. The expanded sales team has had a lasting positive impact on sales of EGRIFTA®.

Recent Changes in Accounting Standards

Please refer to Note 2 to the Interim Financial Statements.

Outstanding Share Data

As at April 2nd, 2019, the number of common shares issued and outstanding was 76,901,911 while outstanding options granted under our stock option plan amounted to 2,398,785. We also had $57,500,000 aggregate principal amount of 5.75% convertible unsecured senior notes due June 30, 2023 issued and outstanding as a result of the Offering. These notes are convertible into common shares at the option of the holder at a conversion price of $14.85, representing a conversion rate of approximately 67.3401 common shares per $1,000 principal amount of notes. The conversion of all of the outstanding notes would result in the issuance of 3,872,055 common shares.

Contractual Obligations

There was no material change in contractual obligations during the three-month period ended February 28, 2019, other than in the ordinary course of business, except those listed in Note 6 to the Interim Financial Statements.

Economic and Industry Factors

Economic and industry factors were substantially unchanged from those reported in our MD&A for the fiscal year ended November 30, 2018.

Internal Control

No significant changes have occurred in our internal control over financial reporting during the period beginning on December 1, 2018 and ending on February 28, 2019.

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

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Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net profit (loss) is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results.

We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization, and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation for the stock option plan and write-downs (or related reversals) of inventories, for our Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Company’s shares. In addition, other items that do not impact core operating performance of the Company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other companies.

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Adjusted EBITDA

(In thousands of US dollars)

	Three-month periods ended February 28,
	2019		2018
	$		$
Net loss		(1,228)		(2,087)
Add (deduct):
Depreciation and amortization		1,714		381
Finance costs		1,103		156
Finance income		(335)		(80)
Share-based compensation for stock option plan		264		155
Write-down (recovery) of inventories		3		(130)

Adjusted EBITDA		1,521		(1,605)

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this MD&A include, but are not limited to, statements regarding the growth of our revenues from the sale of our products, the building of a product portfolio and the timing in obtaining a decision from the CHMP.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: sales of EGRIFTA® and Trogarzo® will continue to grow in the United States, Trogarzo® will be approved for commercialization in Europe and will successfully launch it in this territory, no untowards side-effects will be discovered through the long-term use of both EGRIFTA® and Trogarzo®, and we will succeed in finding products and entering into agreements to acquire in-license products upon terms and conditions satisfactory to us.

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Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this MD&A. These risks and uncertainties include, among others, the risk that sales EGRIFTA® and/or Trogarzo® decrease or cease to progress, that a recall of any of those products occur, that the EMA does not approve our marketing authorization application or seek additional studies and that we are unable to enter into agreements upon terms satisfactory to us to acquire or in-license additional products.

We refer potential investors to the “Risk Factors” section of our annual information form dated February 20, 2019 for additional risks regarding the conduct of our business and Theratechnologies. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

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